                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)


                              LINDBERG CORPORATION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  5351 71 102
                                 (CUSIP Number)


                                   Ira Sochet
                       9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                           Louis R. Montello, Esquire
                            Montello & Kenney, P.A.
                        777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                                 (305) 373-0300


                                  May 19, 2000
            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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CUSIP NO.  5351 71 102


1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person    Ira Sochet   .
                                                                                    ----------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)_______________ (b)______________.

3.       SEC Use Only________________________________ .

4.       Source of Funds             PF, OO             .
                        --------------------------------

5.       Check  Box  if   Disclosure   of  Legal   Proceedings   is  Required   Pursuant  to  Items  2(d)  or  2(E)
         [ ].

6.       Citizenship or Place of Organization      United States     .
                                             ------------------------

Number of                  7.  Sole Voting Power          821,700       .
                                                 -----------------------
Shares
Beneficially               8.  Shared Voting Power          -0-         .
                                                   ---------------------
Owned by Each
Reporting                  9.  Sole Dispositive Power     821,700       .
                                                      ------------------
Person With
                           10. Shared Dispositive Power     -0-         .
                                                       -----------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  821,700.
                                                                       -------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ].

13.      Percent of Class Represented by Amount in Row (11)  14.5% .
                                                            -------

14.      Type of Reporting Person           IN          .
                                  ----------------------


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         This amendment to Schedule 13D (the "Amendment") is filed as the seventh amendment to the Statement on Schedule 13D, dated April 9, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Lindberg Corporation, a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 4 and Item 5 below.

ITEM 4.           PURPOSE OF TRANSACTION.

         On May 19, 2000, the Reporting Person sent a letter to the Issuer's Board of Directors in which the Reporting Person proposed to acquire for $9.00 per share all of the Common Stock not owned by the Reporting Person. Such proposal is subject to the execution of a definitive agreement containing representations, conditions and undertakings customary to a transaction of this nature and would be conditioned on, among other things, assurances that the Issuer's Chief Executive Officer and Chief Financial Officer would continue to serve as such after the consummation of the transaction. A copy of the letter is attached as Exhibit B to this Amendment. If the proposed transaction between the Reporting Person and the Issuer is consummated, among other things, (i) a majority of the Issuer's Board of Directors would change; (ii) there would be changes in the Issuer's charter, bylaws or instruments corresponding thereto; and (iii) the Common Stock would cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Except as described above and in the Schedule 13D, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on May 19, 2000, the Reporting Person beneficially owned an aggregate of 821,700 shares of Common Stock, which constituted approximately 14.5 percent of the 5,661,661 shares of Common Stock outstanding on May 10, 2000, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.


                                                       APPROXIMATE PRICE
                               NUMBER OF                   PER SHARE
             DATE             SHARES SOLD          (INCLUDING COMMISSIONS)
             ----             -----------          -----------------------

            03/30/00            30,500                    $5 3/4
            03/30/00             6,600                    $6
            03/30/00            20,000                    $5 3/4


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         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit B         Letter, dated May 19, 2000 from Ira Sochet to Board
                           of Directors of Lindberg Corporation

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2000                                          /s/ Ira Sochet
                                                      -------------------------
                                                           Ira Sochet


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